

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2016

By E-Mail

Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **Support.com, Inc.**
> **Additional Definitive Soliciting Materials**
> **Filed on June 7, 2016**
> **Filed by VIEX Opportunities Fund, LP – Series One, et. al.**
> **File No. 001-37594**

Dear Ms. Crawford:

We have reviewed your filing and have the following comments.

1. Refer to the slide entitled "Disclaimer." You may not disclaim your own liability, as you attempt to do in the fourth paragraph. Revise your disclosure and confirm that you will only use the revised presentation going forward.

2. Refer to slides 31, 36 and 42. As we pointed out in comment 6 of our May 3, 2016 comment letter, when you discuss the number and percentage of shares held by the company's incumbents, you must provide complete disclosure and quantify the shares and percentage of shares held by your own nominees. Please revise your presentation and confirm that you will only use the revised presentation going forward.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions